Via Facsimile and U.S. Mail
Mail Stop 4720

June 5, 2009

Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 21, 2009
File No. 1-08787

Dear Ms. Shannon:

We have completed our review of your preliminary proxy statement on Schedule 14A filed May 21, 2009 and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director